

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 12, 2010

David A. Simon
Chief Financial Officer
National Property Analysts Master Limited Partnership
230 South Broad Street
Mezzanine
Philadelphia, PA 19102

> **Re:** **National Property Analysts Master Limited Partnership**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2009**
> **Filed March 29, 2010**
> **Form 10-Q for Quarterly Period Ended**
> **March 31, 2010**
> **Filed May 12, 2010**
> **File No. 000-24816**

Dear Mr. Simon:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2009

Item 9A (T): Controls and Procedures, page 23

1.   Please amend your filing to include your conclusion regarding the effectiveness of your disclosure controls and procedures. Please refer to Item 307 of Regulation S-K.

Financial Statements

Notes to Combined Financial Statements

10) Investment Securities Available for Sale, page F-15

2.   Please tell us how you have complied with the disclosure requirements of ASC 820-10-50, or tell us how you determined it was not necessary to include certain disclosures for your investment securities recorded at fair value. Further, please tell us how you determined these investments approximate fair value because of the short-term maturity of these instruments, as you have disclosed on page F-9.

Exhibits 31.1, 31.2, and 31.3

3.   We note your certifications do not comply with the content of the certifications required under Exchange Act Rules 13a-14(a) and 15d-14(a). Specifically, we note you have deleted the phrase "and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f))" from the introductory paragraph 4 and you have omitted paragraph 4(b) which refers to internal control over financial reporting. Please amend your filing to revise your certifications to comply with the Exchange Act Rules.

Form 10-Q for the quarterly period ended March 31, 2010

Item 4 T. Controls and Procedures, page 10

4.   You state that your disclosure controls and procedures "were adequate and designed to ensure that material information relating to NPAMLP would be made known to them by others within NPAMLP or agents of NPAMLP." Please confirm to us and disclose in future filings that your managing general partner, your equity general partner and your chief financial officer concluded that your disclosure controls and procedures were effective or not effective. Please refer to Item 307 of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer Monick, Senior Staff Accountant at (202) 551-3295, or the undersigned at (202) 551-3629 if you have questions.

Sincerely,

Kevin Woody
Branch Chief